UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   August, 2013

Commission File Number: 000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Viosolar, Inc.  (the "Company") today announced via press release the appointment of Mr. George S. Young to the Board of Directors of the Company.

George S. Young is currently the President and a director of Lion One Metals Limited. Mr. Young has over 35 years of experience in the mining industry. Prior to joining Lion One, Mr. Young was Vice President and Director of International Royalty Corp. (2003-2008), and was President of MAG Silver Corp. (2002-2005). Previous positions include acting as General Counsel and Acting General Manager of the Intermountain Power Agency in Utah (1984-1988) and General Counsel of Bond International Gold (1988-1990, and President and CEO of Oro Belle Resources Ltd (1996-1998). Mr. Young started his career as a metallurgist at Kennecott Copper Corp. in Utah. He received a B.S. in Metallurgical Engineering from the University of Utah in 1975 and a J.D. from the University of Utah, College of Law, in 1979. Mr. Young has also engaged in the private practice of law in Salt Lake City, Utah, and is a former Chair of the Utah Section of the Society of Mining Engineers and a member (inactive) of the State Bar Associations of Colorado, Utah, and Texas.

There is no arrangement or understanding other than as disclosed herein pursuant to which Mr. Young accepted the appointment as a Director of the Company.  Mr. Young has no family relationships with any other executive officers or directors of the Company or persons nominated or chosen by the Company to become directors or executive officers.  There is no material plan, contract or arrangement (whether or not written) to which Mr. Young is a party or in which he participates that is entered into or material amendment in connection with the Company’s appointment of Mr. Young, or any grant or award to Mr. Young or modification thereto, under any such plan, contract or arrangement in connection with the Company’s appointment of Mr. Young.  Furthermore, the Company is not aware of any transaction requiring disclosure under Item 404(a) of Regulation S-K.

A copy of the press release disseminated via Marketwire is attached hereto as exhibit 99.1

Exhibits	Description
99.1	Press release dated August 27, 2013	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.
(REGISTRANT)

Date: August 27, 2013	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer